November 24, 2008

VIA FIRST CLASS US MAIL

Susan Block

Attorney-Advisor

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Noble International, Ltd. (the “Company”)

Form 10-K

Filed April 15, 2008

File No. 001-13581

Dear Ms. Block:

We hereby acknowledge receipt of your letter dated November 6, 2008 regarding the above referenced staff comments. In response to the staff comments the company replies as follows:

Form 10-K

Signatures

1.	Please revise to include the signatures of your principal financial officer and controller or principal accounting officer, signing on behalf of the registrant in their individual capacities. If someone is signing in more than one capacity, please indicate each capacity in which he has signed. Refer to Instruction D to Form 10-K and to Signatures on Form 10-K. Similarly revise your Form 10-K/A.

Answer: The Company confirms receipt of the above staff comment. Please find the enclosed revised 10-K and 10K/A signatures. The Company will comply in future filings.

Form 10-K/A

Item 11. Executive Compensation

Compensation Discussion and Analysis, page 5

Annual Cash Bonus, page 7

2.	In future filings please include narrative disclosure to discuss the bonuses awarded that are listed in the summary compensation table, to the extent applicable. We note, for instance, your disclosure here regarding cash awards to certain executives. However, it is unclear to whom you are referring when discussing the bonuses. Please revise in future filings or advise.

Answer: The Company confirms receipt of the above staff comment and will comply in future filings.

2007 Summary Compensation Table, page 10

3.	In future filings, please disclose all assumptions made in the valuation of awards in the stock award column of the table by reference to a discussion of those assumptions in your financial statement, footnotes to financial statement, or discussion in Management’s Discussion and Analysis. Refer to Instruction 1 to Item 402(c)(2)(v) and (vi) of Regulation S-K. Similarly revise your 2007 Director Compensation, at page 20, in regards to your stock award column. See Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 401(c)(2)(v) and (vi).

Answer: The Company confirms receipt of the above staff comment and will comply in future filings.

The company further acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Based on our conversation with Nolan McWilliams, we understand that the SEC is requesting this correspondence to address the previously filed annual reports and does not require the Company to file an amendment to those reports.

If you have any questions please do not hesitate to contact me.

Sincerely,

/S/ David J. Fallon
David J. Fallon
Chief Financial Officer
Noble International, Ltd.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 14, 2008

NOBLE INTERNATIONAL, LTD.

By:	/S/ THOMAS L. SAELI	By:	/S/ DAVID J. FALLON
	Thomas L. Saeli		David J. Fallon
	Chief Executive Officer		Chief Financial Officer
	(Principal Executive Officer)		(Principal Financial Officer and Principal Accounting Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Thomas L. Saeli and Michael C. Azar, his attorneys-in-fact, each with the power of substitution and re-substitution, for him in any and all capacities, to sign any amendments to this Annual Report on Form 10-K, and to file the same, with Exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or substitute or substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/S/ ROBERT J. SKANDALARIS	April 14, 2008
Robert J. Skandalaris, Director

/S/ JEAN-FRANCOIS CRANCEE	April 14, 2008
Jean-Francois Crancee, Director

/S/ JEAN LUC MAURANGE	April 14, 2008
Jean Luc Maurange, Director

/S/ PHILIPPE LANDRON	April 14, 2008
Philippe Landron, Director

/S/ THOMAS L. SAELI	April 14, 2008
Thomas L. Saeli, CEO and Director